EXHIBIT 99.1

Press Release Dated February 25, 2010

Suncor Energy agrees to sell non-core assets in Trinidad and Tobago

News Release

FOR IMMEDIATE RELEASE

Suncor Energy agrees to sell non-core assets in Trinidad and Tobago

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (February 25, 2010) —  Suncor Energy today announced that, together with affiliates, it has reached an agreement to sell its assets in Trinidad & Tobago to Centrica plc through its subsidiary Centrica Resources (Armada) Limited for US$380 million (Cdn $396 million). Current production is in the range of 60 to 70 million cubic feet of natural gas equivalent per day (mmcfe/d) net to Suncor from the 17.3% working interest in North Coast Marine Area (NCMA-1) included in the assets. The sales agreement also includes equity in three additional blocks: Block 22 (90% working interest) and Blocks 1a and 1b (80% working interest).

The sale is expected to close on or about the end of the first quarter 2010 and is subject to customary closing conditions, Trinidad and Tobago government approval and other regulatory approvals.

As part of its strategic business alignment, Suncor plans to divest of a number of non-core assets. The proposed divestments include certain natural gas assets in Western Canada and the United States Rockies and certain non-core North Sea assets, including all assets in The Netherlands.

To date, including the sale announced today, Suncor has reached agreements to dispose of non-core assets for aggregate consideration of approximately $1.3 billion.

This news release contains forward-looking statements, including estimated production; potential future divestitures; and the anticipated timing and closing of the sale transaction. Assumptions are based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors related to Suncor’s business. Readers are cautioned that actual results could differ materially from those expressed or implied and the impact of events, risks and uncertainties discussed in Suncor’s most recent earnings release, current annual information form/form 40-F, annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Production estimate includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:

Investor inquiries:	Helen Kelly	403-693-2048
Media inquiries:	Dany Laferrière	403-269-8760

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com